Filed by Chardan NexTech Acquisition 2 Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.

Commission File No.: 001-40730

Chardan NexTech Acquisition 2 Corp. Increases Deposit Amount to Trust Account Related to Business Combination Extension

Special Meeting of Shareholders to be Held on August 5, 2022

New York, NY, August 2, 2022 – Chardan NexTech Acquisition 2 Corp. (Nasdaq: CNTQ) (“CNTQ” or the “Company”) announced today that the Company has amended its Definitive Proxy Statement, filed July 22, 2022, to increase the amount from $100,000 to $200,000 that the Company’s insiders, their affiliates or designees will deposit into the Trust Account upon five days’ advance notice prior to August 13, 2022, in order to extend the date by which the Company must complete an initial business combination (which can be extended up to three times for an additional one month each time).

As previously announced on May 16, 2022, CNTQ has entered into a merger agreement, as amended on July 12, 2022, for a business combination transaction with Dragonfly Energy Corp. (“Dragonfly”). Dragonfly is a leader in energy storage and producer of deep cycle lithium-ion storage batteries. The transaction is currently expected to close in the second half of 2022.

About Chardan NexTech Acquisition 2 Corp.

Chardan NexTech Acquisition 2 Corp. (Nasdaq: CNTQ) is a blank check company led by its Chairman of the Board of Directors, Kerry Propper, its Chief Executive Officer and Director, Jonas Grossman, and its Chief Financial Officer and Director, Alex Weil. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. The Company has focused its search for a target business operating in disruptive technologies. To learn more, visit https://www.cnaq.com/.

About Dragonfly

Dragonfly Energy Corp., headquartered in Reno, Nevada, is a leading manufacturer of deep cycle lithium-ion batteries, which are sold direct-to-consumers under the Battle Born Batteries™ brand and to original equipment manufacturers, such as Keystone RV. Dragonfly’s battery products are designed and assembled in the USA, and the Company’s research and development initiatives are revolutionizing the energy storage industry through innovative technologies and manufacturing processes. Today, Dragonfly’s non-toxic deep cycle lithium-ion batteries are displacing lead-acid batteries across a wide range of end-markets, including RVs, marine vessels, off-grid installations, and other storage applications. Dragonfly is also focused on delivering an energy storage solution to enable a more sustainable and reliable smart grid through the future deployment of the Company’s proprietary and patented solid-state cell technology. To learn more, visit www.dragonflyenergy.com/investors.

Dragonfly previously announced an agreement for a business combination with Chardan NexTech Acquisition 2 Corp. (“CNTQ”) (Nasdaq: CNTQ), which is expected to result in Dragonfly becoming a public company listed on the Nasdaq Stock Exchange under the new ticker symbol “DFLI” in the second half of 2022, subject to customary closing conditions.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Dragonfly or CNTQ) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by CNTQ and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Dragonfly, CNTQ, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of CNTQ, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Dragonfly to successfully increase market penetration into its target markets; 9) the addressable markets that Dragonfly intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers in China; 12) the loss of any relationships with key customers; 13) the inability to protect Dragonfly’s patents and other intellectual property; 14) the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors; 18) Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of CNTQ’s securities; 20) the risk that the transaction may not be completed by CNTQ’s business combination deadline (as may be extended pursuant to CNTQ’s governing documents); 21) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof and the Russian/Ukrainian conflict, and any resulting effect on business and financial conditions; 22) inability to complete the PIPE investment, the term loan and equity line (ChEF) in connection with the business combination; 23) the potential for events or circumstances that result in Dragonfly’s failure to timely achieve the anticipated benefits of Dragonfly’s customer arrangements with Thor; and 24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CNTQ’s Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the three months ended March 31, 2022 and registration statement on Form S-4 (File No. 333-266273) filed with the SEC on July 22, 2022, which is subject to change and will include a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus and other documents filed by CNTQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CNTQ nor Dragonfly gives any assurance that either CNTQ or Dragonfly or the combined company will achieve its expected results. Neither CNTQ nor Dragonfly undertakes any duty to update these forward-looking statements, except as otherwise required by law. For additional information, see “Risk Considerations” in the investor presentation, filed on a Current Report on Form 8-K by CNTQ with the SEC and available at www.sec.gov.

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Additional Information and Where to Find It

This press release relates to the definitive proxy statement filed by CNTQ with the Securities and Exchange Commission (the “SEC”) on July 22, 2022 (the “Definitive Proxy Statement”). The Definitive Proxy Statement was mailed to all CNTQ stockholders on or around July 22, 2022. Before making any voting decision, investors and security holders of CNTQ are urged to read the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC because they contain important information. a proposed transaction between CNTQ and Dragonfly. CNTQ filed a registration statement on Form S-4 (File No. 333-266273) with the SEC on July 22, 2022, which is subject to change and includes a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to all CNTQ stockholders. CNTQ has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CNTQ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CNTQ through the website maintained by the SEC at www.sec.gov.

The documents filed by CNTQ with the SEC also may be obtained by contacting Chardan NexTech Acquisition 2 Corp. at 17 State Street, 21st Floor, New York, New York 10004, or by calling (646) 465-9001.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Dragonfly, CNTQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from CNTQ’s stockholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination are contained in the definitive proxy statement/prospectus. You may obtain free copies of these documents free of charge by directing a written request to CNTQ or Dragonfly. The definitive proxy statement will be mailed to CNTQ’s stockholders as of a record date to be established for voting on the proposed business combination when it becomes available.

No Offer or Solicitation

This press release is and the information contained therein are not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Contacts:

Investor Relations – Dragonfly

Sioban Hickie, ICR, Inc.

DragonflyIR@icrinc.com

Public Relations, Media – Dragonfly

Zach Gorin, ICR, Inc.

DragonflyPR@icrinc.com

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